FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 14, 2002

ILOG S.A.

9 Rue De Verdun BP 85
94253 Gentilly, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F     X                   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                            No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ILOG S.A.

FORM 6-K

ILOG S.A. (the “Company”) reported its results for the three months and nine months ended March 31, 2002 in a press release dated April 24, 2002. Such press release is attached as EXHIBIT 99.1 hereto and is incorporated by reference herein.

ILOG S.A. (the “Company”) reported management organization changes in a press release dated April 24, 2002. Such press release is attached as Exhibit 99.2 hereto and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit 99.1 Press release, dated April 24, 2002, announcing the results of ILOG S.A. for the three months and nine months ended March 31, 2002.

Exhibit 99.2 Press release dated April 24, 2002, reporting management organization changes.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILOG S.A.

By:	/s/ Roger D. Friedberger

Roger D. Friedberger Chief Financial Officer

Date: May 14, 2002

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Press release, dated April 24, 2002, announcing the results of ILOG S.A. for the three months and nine months ended March 31, 2002.
Exhibit 99.2	Press release dated April 24, 2002, reporting management organization changes.